Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	State of Incorporation or Formation

American Campus Communities Operating Partnership, LP	Maryland
American Campus Communities Services, Inc.	Delaware
GMH Communities, LP	Delaware
ACC OP (Binghamton II) LLC	Delaware